EXHIBIT 21

LIST OF SUBSIDIARIES

LIST OF CHINA WI-MAX SUBSIDIARIES

The Company currently has two wholly-owned (100%) subsidiaries in China

1)	Beijing Yuan Shan Da Chuan Business Development Ltd.

2)	Beijing Yuan Shan Shi Dai Technology Ltd.

Ownership of these two entities was effectuated in September 2008.